

Mail Stop 4546

April 28, 2017

Via E-mail
Mr. Jeffrey M. Farber
Executive Vice President and Chief Financial Officer
The Hanover Insurance Group, Inc.
440 Lincoln Street
Worcester, Massachusetts 01653

> **Re:** **The Hanover Insurance Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 22, 2017**
> **File No. 001-13754**

Dear Mr. Farber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. You disclose on page 5 that 6.4% of Chaucer Holdings Ltd.'s total gross premiums written in 2016 were from the Middle East and Africa. Syria, located in the Middle East, and Sudan, located in Africa, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, brokers, reinsurers, clients or other direct or indirect arrangements. For instance, your disclose that Chaucer's top four brokers in 2016 were Aon Benfield, Marsh & McLennan Companies, Willis Group and JLT Group. Aon, Marsh & McLennan and Willis Group have each reported insurance business in Syria and Sudan in publicly available letters submitted to this agency within the past three years, and a news article reports that JLT Group has insurance activities in Sudan. You should describe any products or services you have provided to Syria and Sudan, directly or

indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Notes to Consolidated Financial Statements

Note 13: Dividend Restrictions, page 104

3. Please tell us the amount of the maximum dividend that can be paid from Chaucer to the parent at December 31, 2016. Tell us your consideration for disclosing this amount under Rule 4-08(e)(1) of Regulation S-X and as a proxy for the requirement in ASC 944-505-50-1c.

Note 17: Liabilities for Outstanding Claims, Losses and Loss Adjustment Expenses, page 108

4. Please tell us why the table on page 112 is slightly different from the one presented in Management's Discussion and Analysis on page 51. For example, gross personal automobile liability loss reserve is presented as $1,416.8 million at December 31, 2016 in the table on page 112 but is $1,430.2 million on page 51.

5. Please tell us why you do not provide any claims development tables under ASC 944-40-50-4B for the "other lines" component, given that it represents the second largest component of the net reserves of your "Commercial Lines and other" subtotal in the table on page 112. In your response, tell us why you do not appear to aggregate some of the lines you identify as comprising this component into a single claims development table under ASC 944-40-50-4H, given, for example, that many of these lines appear to be long-tailed.

6. Please address the following related to your "Chaucer core lines" claims obligations table presented on page 117:
    *   Tell us why presenting only six years of claims information for this table is appropriate when it appears that only approximately 80.6% of the claims are paid

within six years. In your response, explain to us how six years is the period for which claims incurred typically remain outstanding as stipulated in ASC 944-40-50-4A. Also in your response, tell us the percentage of claims paid in each of the seventh, eighth, ninth and 10th years following claim incurrence.

- Tell us how the lines of business presented in this table do not have significantly different characteristics to enable their aggregation under ASC 944-40-50-4H. In this regard, it appears from disclosure in the last two paragraphs on page 46 that separate tables could be presented to include both short-tailed lines (e.g., marine, aviation and energy property coverage) and long-tailed lines (e.g., marine, aviation and energy liability coverage as well as trade credit and political risk classes and specialist liability coverage).

- Tell us why you present the reserves for your nuclear energy business as a reconciling item and why you do not include the claims and payment data in the table.

Schedule III, Supplementary Insurance Information, page 132

7. Please tell us why it is appropriate to aggregate information for your Commercial, Personal and Other segments when Rule 12-16 of Regulation S-X requires separate disclosure for each segment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance